UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant held its Annual Meeting of Shareholders for the year ended June 30, 2025 on March 27, 2026 at its executive office at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China.

A total of 91,310,334 votes of the Registrant’s votes were present in person or by proxy, representing 94.98% of the voting power of the Class A common shares and Class B common shares entitled to vote at the Annual Meeting (voting together as a single class) and constituting a quorum for the transaction of business. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1: Election of Directors

To elect five members of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2026 or until their successors are duly elected and qualified. Silong Chen, Aihua Cao, Qingshen Liu, Zhiqiang Shao and Changqing Shi received a plurality of the properly cast votes and were thereby elected to be the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For	Abstain/Withheld
Nominee	Votes	Votes
Silong Chen	91,257,791	910
Aihua Cao	91,257,726	901
Qingshen Liu	91,255,225	910
Zhiqiang Shao	91,255,187	910
Changqing Shi	91,255,187	910

PROPOSAL 2: Ratification of Appointment of Independent Auditor 2025

To ratify the appointment of Audit Alliance LLP as the Registrant’s independent registered public accountant for the fiscal year ended June 30, 2025. The proposal was approved by a majority of the votes cast. The tabulation of the certified voting results is as follows:

For	Against	Abstain/Withheld
Votes	Votes	Votes
91,259,480	3,770	10

PROPOSAL 3: Ratification of Appointment of Independent Auditor 2026

To ratify the appointment of Assentsure PAC as the Registrant’s independent registered public accountant for the fiscal year ended June 30, 2026. The proposal was approved by a majority of the votes cast. The tabulation of the certified voting results is as follows:

For	Against	Abstain/Withheld
Votes	Votes	Votes
91,258,530	3,964	766

PROPOSAL 4: Approval of Class B Verification

To approve, the increase of the number of class A shares of no par value each of the Company (the Class A Ordinary Shares) that each class B share of no par value each of the Company (the Class B Ordinary Share) is convertible into from one-twentieth (1/20) to one (1) (the Class B Variation). The proposal was approved by a majority of the votes cast. The tabulation of the certified voting results is as follows:

For	Against	Abstain/Withheld
Votes	Votes	Votes
91,251,573	10,763	1,001

PROPOSAL 5: Approval of Adjournment of the Meeting

To approve, to adjourn the AGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the AGM. The proposal was approved by a majority of the votes cast. The tabulation of the certified voting results is as follows:

For	Against	Abstain/Withheld
Votes	Votes	Votes
91,253,420	9,082	758

PROPOSAL 6: Transaction of Any Other Business Properly Coming before the Meeting

For	Against	Abstain/Withheld
Votes	Votes	Votes
91,216,186	19,912	74,235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date:	March 31, 2026	By:	/s/ Silong Chen
		Name:	Silong Chen
		Title:	Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer